Exhibit 3

PROMISSORY NOTE

$3,466,536	May 22, 2008

FOR VALUE RECEIVED, the undersigned, BDV FAMILY, LLC, a Delaware limited liability company (the “Maker”), hereby promises to pay, on the Maturity Date (as hereinafter defined), to the order of Gerald G. Barton and Martha Jo Barton, Trustees of The Barton Family Trust (“Payee”), at 2817 Crain Highway, Upper Marlboro, Maryland 20774 in lawful money of the United States of America, the principal sum of Three Million Four Hundred Sixty Six Thousand Five Hundred Thirty Six and 00/100 Dollars ($3,466,536), together with interest on such principal amount as herein specified.

As used in this Note, the following terms shall have the respective meanings indicated below:

“Loan Interest Rate” means 2.74% per annum, payable annually.  If interest is not paid when due, it will be added to principal.

“Maturity Date” means the date which is nine (9) years from the date hereof.

“Maximum Rate” means the maximum rate of non-usurious interest permitted by applicable law and calculated after taking into account any and all relevant fees, payments, and other charges in respect of this Note which are deemed to be interest under applicable law; provided however, in no event shall the Maximum Rate exceed 18% per annum.

The outstanding principal balance hereunder shall bear interest at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate, or (b) the Loan Interest Rate.  All payments made pursuant to this Note shall be applied to the payment of accrued interest before being applied to the payment of principal.

Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate.  If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this paragraph shall govern and prevail, and neither Maker nor the sureties, guarantors, successors or assigns of Maker shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto.  If, for any reason, interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Maker.  In determining whether or not the interest paid or payable exceeds the Maximum Rate, Maker and Payee shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee, or premium rater than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

An Event of Default shall be (1) a default in the payment of any payment of principal or interest when due hereunder, or (2) the filing by or against Maker of any petition or similar instrument for the commencement of any proceeding under any bankruptcy, reorganization, insolvency or liquidation law of any jurisdiction and the failure by Maker to have same dismissed within 45 days after such filing.

Upon the occurrence of any Event of Default: A) the holder hereof may, at its option, declare the entire unpaid principal and, to the extent such exists, accrued interest due under this Note immediately due and payable without additional notice, demand or presentment, all of which are hereby waived, and upon such declaration, the same shall become and shall be immediately due and payable; and B) the principal, and to the extent such exists, any interest due hereunder, shall bear interest at the Maximum Rate until such Event of Default is cured.  Failure of the holder hereof to exercise this option shall not constitute a waiver of the right to exercise the same upon the occurrence of a subsequent Event of Default.

In the event (i) the holder hereof expends any effort in any attempt to enforce payment of all or any part of any sum due the holder hereunder, (ii) this Note is placed in the hands of an attorney for collection, or an attorney is used by a holder hereof in any bankruptcy  proceeding of Maker, or (iii) this Note is collected through any legal proceedings, Maker agrees to pay all collection costs and fees actually incurred by the holder, including reasonable attorney’s fees.

The remedies of the holder hereof, as provided herein: 1) are cumulative and concurrent, 2) are in addition to those remedies available under applicable law, 3) may be pursued singularly, successively or together, at the sole discretion of the holder hereof, and 4) may be exercised as often as occasion therefore shall arise.   No act of, omission or commission of the holder, including, but not limited to, any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same, such waiver or release to be effected only through a written document executed by the holder hereof and then only to the extent specifically recited therein.   A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of any subsequent right, remedy or recourse as to a subsequent event.

This Note shall be governed by and construed in accordance with the laws of the State of Delaware and the applicable laws of the United States of America.

Maker and each surety, guarantor, endorser, and other party ever liable for payment of any sums of money payable on this Note jointly and severally waive notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind, and consent to all extensions, renewals, and modifications without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder.  The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearances whatsoever, without notice to any party and without in any way affecting the liability of Maker hereunder.

This Note shall be binding upon the Maker, any surety and/or guarantor hereunder, and their heirs, legal representatives, successors and assigns respectively and the terms hereof shall inure to the benefit of the holder, its heirs, legal representatives, successors and assigns.

MAKER:

BDV FAMILY, LLC, a Delaware limitedliability company

By:	/s/ G. Douglas Barton
Name:	G. Douglas Barton
Title:	President